

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

<u>Via Facsimile</u>
Mr. Mark T. Brown
Galileo Petroleum Ltd.
625 Howe Street, Suite 750
Vancouver, British Columbia
Canada, V6C 2T6

> **Re:** **Galileo Petroleum Ltd.**
> **Form 20-F for the Fiscal Year ended June 30, 2012**
> **Filed December 14, 2012**
> **File No. 0-51352**

Dear Mr. Brown:

We issued comments to you on the above captioned filing on March 4, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 9, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tracie Towner at (202) 551-3744 or me at (202) 551-3686 if you have any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief